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May 27, 2022	Ralph De Martino Partner
Office of Manufacturing	(202) 724-6848 direct
Division of Corporation Finance	rdemartino@afslaw.com

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Jennifer Angelini
Sergio Chinos

Re: Nova LifeStyle, Inc. Registration Statement on Form S-3

Filed November 24, 2021 (File No. 333-261343)

To Whom It May Concern:

The undersigned serves as counsel to Nova LifeStyle, Inc. (“Nova”). Contemporaneous with the submission of this correspondence, Nova filed its Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-3 filed on April 26, 2022 (File No. 333-261343). The Amendment is an exhibits only filing and responds to the Staff’s comment included in the Staff’s letter (the “Comment Letter”) dated May 27, 2022 and addressed to Thanh H. Lam, Chief Executive Officer of Nova. For the convenience of the Staff, the comment included in the Staff’s May 3, 2022 letter are reposted below (in bold) and Nova’s response follows each comment in italix.

Amendment No. 2 to Form S-3

Exhibits

1. The legal opinion filed as Exhibit 5.1 contains the following language, which appears to involve an inappropriate assumption by counsel, “assuming the Company completes all actions and proceedings required on its part to be taken prior to the issuance and delivery of the Shares pursuant to the terms of the Warrants, including, without limitation, collection of required payment for the Shares, if applicable.” See Section II.B.3.a of Staff Legal Bulletin No. 19. Please file a revised opinion that removes this assumption.

The requested modifications to the Exhibit 5.1 opinion have been made.

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May 27, 2022 Page 2

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Amendment. We expect to file a Rule 461 request as soon as the Staff confirms that it has no further comments.

Respectfully submitted,

Ralph V. De Martino

RVD/mc

cc: Ms. Thanh (Tawny) H. Lam